UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

GASTAR EXPLORATION INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

36729W202

(CUSIP Number)

Monica J. Shilling

Proskauer Rose LLP

2049 Century Park East, Suite 3200

Los Angeles, California 90067

Tel: (310) 557-2900

Fax: (310) 557-2193

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36729W202

1	Names of Reporting Persons AF V Energy I AIV B1, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 45,623,125 (See Items 3, 4, 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 45,623,125 (See Items 3, 4, 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,623,125 (See Items 3, 4, 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.6% (See Item 3, 4, 5 and 6)
14	Type of Reporting Person (see Instructions) PN

CUSIP No. 36729W202

1	Names of Reporting Persons ACOF Investment Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 130,348,267 (See Items 3, 4, 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 130,348,267 (See Items 3, 4, 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Items 3, 4, 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.6% (See Item 3, 4, 5 and 6)
14	Type of Reporting Person (see Instructions) OO

CUSIP No. 36729W202

1	Names of Reporting Persons Ares Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 130,348,267 (See Items 3, 4, 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 130,348,267 (See Items 3, 4, 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Items 3, 4, 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.6% (See Item 3, 4, 5 and 6)
14	Type of Reporting Person (see Instructions) OO

CUSIP No. 36729W202

1	Names of Reporting Persons Ares Management Holdings L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 130,348,267 (See Items 3, 4, 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 130,348,267 (See Items 3, 4, 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Items 3, 4, 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.6% (See Item 3, 4, 5 and 6)
14	Type of Reporting Person (see Instructions) PN

CUSIP No. 36729W202

1	Names of Reporting Persons Ares Holdco LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 130,348,267 (See Items 3, 4, 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 130,348,267 (See Items 3, 4, 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Items 3, 4, 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.6% (See Item 3, 4, 5 and 6)
14	Type of Reporting Person (see Instructions) OO

CUSIP No. 36729W202

1	Names of Reporting Persons Ares Holdings Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 130,348,267 (See Items 3, 4, 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 130,348,267 (See Items 3, 4, 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Items 3, 4, 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.6% (See Item 3, 4, 5 and 6)
14	Type of Reporting Person (see Instructions) CO

CUSIP No. 36729W202

1	Names of Reporting Persons Ares Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 130,348,267 (See Items 3, 4, 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 130,348,267 (See Items 3, 4, 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Items 3, 4, 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.6% (See Item 3, 4, 5 and 6)
14	Type of Reporting Person (see Instructions) PN

CUSIP No. 36729W202

1	Names of Reporting Persons Ares Management GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 130,348,267 (See Items 3, 4, 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 130,348,267 (See Items 3, 4, 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Items 3, 4, 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.6% (See Item 3, 4, 5 and 6)
14	Type of Reporting Person (see Instructions) OO

CUSIP No. 36729W202

1	Names of Reporting Persons Ares Partners Holdco LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 130,348,267 (See Items 3, 4, 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 130,348,267 (See Items 3, 4, 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Items 3, 4, 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.6% (See Item 3, 4, 5 and 6)
14	Type of Reporting Person (see Instructions) OO

Explanatory Note

This Amendment No. 6 (this “Amendment No. 6”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D with respect to Gastar Exploration, Inc. (the “Issuer”) filed by the Reporting Persons on March 8, 2017 (as amended by Amendment No. 1 filed by the Reporting Persons on March 23, 2017, Amendment No. 2 filed by the Reporting Persons on May 4, 2017, Amendment No. 3 filed by the Reporting Persons on May 25, 2017, Amendment No. 4 filed by the Reporting Persons on July 20, 2018 and Amendment No. 5 filed by the Reporting Persons on October 29, 2018, the “Original Schedule 13D”, and together with this Amendment No. 6, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 6 have the meanings given to them in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented with the following:

On November 16, 2018, the Issuer and Northwest Property Ventures, LLC, a subsidiary of the Issuer, entered into First Amendment to Restructuring Support Agreement with the Supporting Parties (the “RSA Amendment”). The RSA Amendment amended the RSA to provide, among other things, that the Issuer will be permitted, from November 16, 2018 through December 17, 2018, to conduct an additional market check (the “Additional Market Check”) to seek a potential purchaser of the Issuer in its entirety or all or substantially all of the Issuer’s assets, in either case, in an acquisition which would be consummated in connection with the Chapter 11 Cases. The Reporting Persons have communicated to the Company their strong preference for acquisition proposals that (i) contemplate only cash consideration, (ii) would be consummated on or before the expected effective date of the Company’s prepackaged plan of reorganization in the Chapter 11 Cases, and (iii) (A) are made or guaranteed by prospective purchasers with sufficient cash on hand or available to be drawn under an existing revolving line of credit, or (B) are supported by definitive financing commitments, in each case, in an amount sufficient to fund the purchase price. Absent the execution of the RSA Amendment, the terms of the RSA would not have permitted the Issuer to carry out the Additional Mark Check. Except to the extent expressly modified by the RSA Amendment, the RSA remains in full force and effect in all respects.

The foregoing summary of the RSA Amendment does not purport to be complete and is qualified in its entirety by reference to the text of the RSA Amendment, which is attached hereto as Exhibit 11 and incorporated in this Item 4 by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented with the following:

Exhibit 11	First Amendment to Restructuring Support Agreement, dated as of November 16, 2018 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on November 16, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 16, 2018

AF V ENERGY I AIV B1, L.P.

By:	ACOF Investment Management LLC,
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ACOF INVESTMENT MANAGEMENT LLC

/s/ Naseem Sagati Aghili
By:	Naseem Sagati Aghili
Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
By:	Naseem Sagati Aghili
Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
By:	Naseem Sagati Aghili
Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati Aghili
By:	Naseem Sagati Aghili
Its:	Authorized Signatory

ARES MANAGEMENT, L.P.

By:	ARES MANAGEMENT GP LLC
Its General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
By:	Naseem Sagati Aghili
Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
By:	Naseem Sagati Aghili
Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1*	Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of February 16, 2017 (incorporated by reference to Exhibit 10.1 to the current report on Form 8—K of the Issuer filed on February 7, 2017).

Exhibit 2*	Amendment No. 1 to Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of March 3, 2017 (incorporated by reference to Exhibit 10.2 to the current report on Form 8—K of the Issuer filed on March 7, 2017).

Exhibit 3*	Registration Rights Agreement by and among the Issuer and the Purchasers, dated as of March 3, 2017 (incorporated by reference to Exhibit 4.3 to the current report on Form 8—K of the Issuer filed on March 7, 2017).

Exhibit 4*	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the current report on Form 8—K of the Issuer filed on February 7, 2017).

Exhibit 5*	Indenture, dated as of March 3, 2017, among the Issuer and Wilmington Trust, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.1 to the current report on Form 8—K of the Issuer filed on February 7, 2017).

Exhibit 6*	First Supplemental Indenture, dated as of March 21, 2017, among the Issuer and Wilmington Trust, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.2 to the current report on Form 8-K of the Issuer filed on March 22, 2017)

Exhibit 7*	Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of March 20, 2017 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on March 22, 2017).

Exhibit 8*	Amendment to Registration Rights Agreement by and among the Issuer and the Purchasers, dated as of March 21, 2017 (incorporated by reference to Exhibit 4.4 to the current report on Form 8—K of the Issuer filed on March 22, 2017).

Exhibit 9*	Certificate of Designation of the Special Voting Preferred Stock of the Issuer, dated as of March 21, 2017 (incorporated by reference to Exhibit 3.1 to the current report on Form 8—K of the Issuer filed on March 22, 2017).

Exhibit 10*	Restructuring Support Agreement, dated as of October 25, 2018 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on October 29, 2018).

Exhibit 11*	First Amendment to Restructuring Support Agreement, dated as of November 16, 2018 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on November 16, 2018).

Exhibit 99.1*	Joint Filing Agreement, dated as of March 7, 2017, by and among the Reporting Persons.

*	Previously filed